                        SECURITIES & EXCHANGE COMMISSION
                                 Washington, DC
                                 U.S.A.   20549


                                    FORM 6-K


                            REPORT OF FOREIGN ISSUER
                      Pursuant to Rule 13a-16 or 15d-16 of
                      The Securities Exchange Act of 1934


                             Dated: August 11, 1998

                        Commission File Number: 0-13967



                          VERONEX TECHNOLOGIES, INC.
                -----------------------------------------------
                (Translation of Registrant's Name into English)

               #701-475 Howe Street, Vancouver, British Columbia
                               Canada   V6C 2B3
                -----------------------------------------------
                    (Address of Principal Executive Offices)

Veronex Technologies, Inc.
(Formerly International Veronex Resources, Ltd.)

Financial Statements

May 31, 1998, February 28, 1998 & 1997

                             Schvaneveldt & Company
                          Certified Public Accountant
                        275 E. South Temple, Suite #300
                           Salt Lake City, Utah 84111
                                 (801) 521-2392

Darrell T. Schvaneveldt, C.P.A.

Board of Directors
Veronex Technologies, Inc.
(Formerly International Veronex Resources, Ltd.)

I have audited the accompanying balance sheets of Veronex Technologies, Inc., as of May 31, 1998 and February 28, 1998, and the related statements of operations, stockholders' equity, and cash flows for the period ended May 31, 1998 and the year ended February 28, 1998. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on
these financial statements based on my audit.   The financial statements of
Veronex Technologies, Inc., for the year ended February 28, 1997, were audited by other auditors whose report thereon, dated March 14, 1997, expressed an unqualified opinion.

I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and the significant estimates made by management, as well as evaluating the overall financial statements presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the aforementioned financial statements present fairly, in all material respects, the financial position of Veronex Technologies, Inc., as of May 31, 1998 and February 28, 1998, and the results of its operations and its cash flows for the period ended May 31, 1998 and the year ended February 28, 1998, in conformity with generally accepted accounting principles.



/S/ Schvaneveldt & Company
Salt Lake City, Utah
August 10, 1998

Veronex Technologies, Inc.
(Formerly International Veronex Resources Ltd.)
Interim Consolidated Balance Sheets
For May 31, 1998 and 1997 and February 28, 1998
(In US Dollars)

                                                               (Audited)    (Unaudited)       (Audited)
                                                                    May            May        February
                                                               31, 1998       31, 1997        28, 1998
                                                           ------------   ------------    ------------
                                                   Assets
Current Assets
--------------
 Cash & Short Term Deposits                                $  2,146,000   $  1,577,000    $  2,493,000
 Deposit in U.S. Court                                                       1,227,000
 Accounts Receivable                                          2,021,000        104,000         130,000
 Prepaid Expenses                                                12,000         17,000          17,000
                                                           ------------   ------------    ------------
   Total Current Assets                                       4,179,000      2,925,000       2,640,000

Software Acquisitions & Integration Costs (Note #3)           2,199,000        395,000       1,803,000
(Net of accumulated amortization of $2,000: 1997 $Nil)

Resource Properties & Related Deferred Costs (Note #4)           66,000         66,000          66,000

Fixed Assets & Depreciation
---------------------------
 (Net of Accumulated Depreciation of
  $105,000: 1997-$82,000) (Note #6)                              21,000         17,000          24,000
 Investments (Note #5)                                          152,000        150,000         152,000
                                                            -----------   ------------    ------------
   Total Fixed Assets                                           173,000        167,000         176,000
                                                            -----------   ------------    ------------
   Total Assets                                             $ 6,617,000   $  3,553,000    $  4,685,000
                                                            ===========   ===========     ============

                               Liabilities & Shareholders' Equity
Current Liabilities
-------------------
 Accounts Payable (Note #7)                                 $   631,000   $    908,000    $    307,000

Shareholders' Equity
--------------------
 Share Capital (Note #8)
 Authorized 100,000,000 Common Shares,
  Without Par Value, 6,977,501 Shares,
  (February 28, 1998, 6,897,501 Shares &
  February 28, 1997, 5,455,001 Shares)
  Issued & Outstanding                                       50,867,000     47,694,000      50,508,000
 Accumulated Deficit                                        (44,881,000)   (45,049,000)    (46,130,000)
                                                           ------------   ------------    ------------
   Total Shareholders' Equity                                 5,986,000      2,645,000       4,378,000
                                                           ------------   ------------    ------------
   Total Liabilities & Shareholders' Equity                $  6,617,000   $  3,553,000    $  4,685,000
                                                           ============   ============    ============
Nature of Operations (Note #1)
Contingencies & Commitments (Note #13)

   The accompanying notes are an integral part of these financial statements

Veronex Technologies, Inc.
(Formerly International Veronex Resources Ltd.)
Interim Consolidated Statements of Income
For the Three Months Ended May 31, 1998 and 1997
and the Years Ended February 28, 1998 and 1997
(In US Dollars)

                                                    Three Months  Three Months
                                                           Ended         Ended    Year Ended    Year Ended
                                                             May           May      February      February
                                                        31, 1998      31, 1997      28, 1998      28, 1997
                                                      ----------    ----------    -----------   ----------
Revenues
--------
 Software Sales, Royalties and Services               $2,083,000   $             $   294,000    $
 Oil & Gas Revenue                                                                                 132,000
                                                      ----------    ----------    -----------   ----------
   Total Revenues                                      2,083,000                     294,000       132,000

Expenses
--------
 Software Marketing Costs                                239,000                     669,000
 Operating & Administrative                              615,000       105,000       855,000       164,000
 Amortization of Software Acquisition
  & Integration Costs                                      2,000
 Depletion & Depreciation                                  3,000         1,000         6,000         6,000
 Exploration Costs                                         3,000        (5,000)       (1,000)       59,000
 Interest Expenses                                                       3,000         4,000        26,000
                                                      ----------    ----------    -----------   ----------
   Total Expenses                                        862,000       104,000     1,533,000       255,000

Other Expenses (Income)
-----------------------
 Investing Activities                                                                 10,000        10,000
 Interest                                                (28,000)      (34,000)      (98,000)      (35,000)
 Sale of Oil & Gas Interest                                                                        (38,000)
 Gain on Settlement with
  Former Attorneys                                                                              (5,200,000)
                                                      ----------    ----------    -----------   ----------
   Total Other Expense (Income)                          (28,000)      (34,000)      (88,000)   (5,263,000)
                                                      ----------    ----------    -----------   ----------
   Earnings (Loss) for the Year                        1,249,000       (70,000)   (1,151,000)    5,140,000
                                                      ==========    ==========    ===========   ==========
   Earnings (Loss) Per Share                               $0.18         ($.01)       ($0.19)   $     0.99
                                                      ==========    ==========    ==========    ==========
   Weighted Average Number
   of Shares                                           6,967,000     5,455,000     5,187,000     5,187,000
                                                      ==========    ==========    ==========    ==========
   Fully Diluted Earnings Per Share                         0.17           N/A           N/A          0.94

   Fully Diluted Weighted Average
   Number Of Shares                                    7,174,000           N/A           N/A     5,452,000

   The accompanying notes are an integral part of these financial statements

Veronex Technologies, Inc.
(Formerly International Veronex Resources Ltd.)
Interim Consolidated Statement of Stockholders' Equity
From February 28, 1997 to May 31, 1998
(In US Dollars)

                                          Shares Issued    Share Capital      Deficit
                                         ----------------------------------------------
Balance, February 28, 1997                   5,355,001       47,628,000      44,979,000

Issued for Software Technology                 100,000           66,000
                                         ----------------------------------------------
Balance, May 31, 1997                        5,455,001       47,694,000

Issued in a Private Placement                  502,000        1,614,000

Issued on the Exercise of Options              530,500          270,000

Issued for Software Technology                 200,000          453,000

Issued for Subsidiary Company                  200,000          454,000

Issued as a Finders' Fee                        10,000           23,000

Net (Loss)                                                                    1,151,000
                                         ----------------------------------------------
Balance, February 28, 1998                   6,897,501       50,508,000      46,130,000

Issued on Exercise on Options                   80,000          359,000

Loss (Earnings) for the Period                                               (1,249,000)
                                         ----------------------------------------------
Balance, May 31, 1998                        6,977,501      $50,867,000     $44,881,000
                                         ==============================================

   The accompanying notes are an integral part of these financial statements

Veronex Technologies, Inc.
(Formerly International Veronex Resources Ltd.)
Interim Consolidated Statements of Cash Flows
For the Three Month Period Ended May 31, 1998 and 1997
and the Year Ended February 28, 1998 and 1997
(In US Dollars)

                                                                  Three          Three
                                                                 Months         Months           Year           Year
                                                                  Ended          Ended          Ended          Ended
                                                                May 31,        May 31,   February 28,   February 28,
                                                                   1998           1997           1998           1997
                                                           ------------   ------------   ------------   ------------
Cash Flows Provided (Used by) Operating Activities
--------------------------------------------------
 Earnings (Loss) for the Year Ended                        $  1,249,000   $    (70,000)  $ (1,151,000)  $  5,140,000
 Items Not Affecting Cash:
  Amortization of Software Acquisition & Integration
   Costs                                                          2,000
  Depletion & Depreciation                                        3,000          1,000          6,000          6,000
  Investing Activities                                                                         10,000         10,000
 Changes in Operating Assets & Liabilities
  Accounts Receivable & Prepaid Expenses                     (1,886,000)       (87,000)      (113,000)       (29,000)
  Accounts Payable                                              325,000         64,000       (538,000)    (2,365,000)
                                                           ------------   ------------   ------------   ------------
    Net Cash Provided (Used) by Operating
     Activities                                                (307,000)       (92,000)    (1,786,000)     2,762,000

Cash Flows Provided (Used) by Financing Activities
--------------------------------------------------
 Due to Related Parties                                                                                     (182,000)
 Share Capital Issued for Cash                                  359,000             --      1,884,000        799,000
                                                           ------------   ------------   ------------   ------------
    Net Cash Provided by Financing Activities                   359,000                     1,884,000        617,000

Cash Flows Provided (Used) by Investing Activities
--------------------------------------------------
 Sale (Acquisition) of Investments                                                            (12,000)      (150,000)
 Software Acquisition and Integration Costs                    (396,000)      (309,000)      (787,000)       (20,000)
 Acquisition of Fixed Assets                                                                  (11,000)       (10,000)
                                                           ------------   ------------   ------------   ------------
    Net Cash Provided (Used) by Investing
     Activities                                                (396,000)      (309,000)      (810,000)      (180,000)
                                                           ------------   ------------   ------------   ------------
    Changes in Cash & Short-Term Deposits                      (344,000)      (401,000)      (712,000)     3,199,000

    Cash & Short-Term Deposits at
     Beginning of Period                                      2,490,000      3,205,000      3,205,000          6,000
                                                           ------------   ------------   ------------   ------------
    Cash & Short Term Deposits at
     End of Period                                         $  2,146,000   $  2,804,000   $  2,493,000   $  3,205,000
                                                           ============   ============   ============   ============

   The accompanying notes are an integral part of these financial statements

Veronex Technologies, Inc.
(Formerly International Veronex Resources Ltd.)
Consolidated Statements of Cash Flows -Continued-
For the Year Ended February 28, 1998
(In US Dollars)

                                                          February 28,
                                                              1998
                                                          ------------
 Non-Cash Financing Activities
 -----------------------------
 Share Capital Issued for Software Systems                   $ 519,000
 Share Capital Issued for Subsidiary                           454,000
 Share Capital Issued as a Finders' Fee                         23,000
                                                             ---------
     Total Non-Cash Financing Activities                     $ 996,000
                                                             =========

Non-Cash Investing Activities
-----------------------------
 Acquisition of Software Systems                              (519,000)
 Acquisition of Subsidiary                                    (454,000)
 Finders Fees                                                  (23,000)
                                                             ---------
     Total Non-Cash Investing Activities                     $(996,000)
                                                             =========

Disclosures from Operating Activities
-------------------------------------
 Interest Expenses                                           $       0
 Taxes                                                               0

   The accompanying notes are an integral part of these financial statements

Veronex Technologies, Inc.
(Formerly International Veronex Resources Ltd.)
Notes to Financial Statements
For May 31, 1998 and February 28, 1998
(In US Dollars)

NOTE #1 - Corporate History
---------------------------

On January 14, 1997, the Company entered into a Property Purchase Agreement ("the Agreement") with Thomas J. Price, a software developer, to acquire certain software technology including, but not limited to, an automated information manager and information management application system including a source program analyzer (collectively referred to as the "I|Nova System").

The terms of the Agreement provide for the Company to issue up to 12,000,000 shares of its common stock to acquire the I|Nova System contingent on the future revenues earned from I|Nova System licensing fees. Pursuant to the terms of the Agreement, up to 6,500,000 of these shares may be issued to Mr. Price. A further 3,500,000 shares have been reserved for contingent issue to Promax Conceptual Strategies ("Promax"), a California Company of which Mr. Price was the majority shareholder and 2,000,000 shares have been allocated to the Company's 1997 Contingent Stock Option Plan. These shares are to be issued on a contingent basis. The Company paid $20,000 on signing the agreement and issued 100,000 shares of its capital stock to Mr. Price, and the remaining 6,400,000 shares will be issued to Mr. Price based on an earn-out formula contingent upon future revenues generated from licensing sales and maintenance contracts of the I|Nova System.

Effective January 14, 1997, the board of directors of Promax approved an agreement to merge Promax with and into a yet to be incorporated wholly-owned Subsidiary of the Company. On August 15, 1997, the Company incorporated in the State of California, a wholly-owned Subsidiary, PCS Acquisition Corp., ("PCS"), for the purpose of completing the merger with Promax. Approval of the merger by the shareholders of Promax was obtained in August of 1997, and the merger documents were filed with the California Secretary of State in September of 1997. PCS had no assets, liabilities or operations at February 28, 1998.

A finders fee will also be payable pursuant to the rules, policies and guidelines of the regulatory authorities. The Company has also agreed to employ Mr. Price for a period of five years at a salary of $120,000 per year.

By agreement dated August 1, 1997, the Company has acquired 100% of the issued and outstanding shares of Mainstream Technologies, Inc., ("Mainstream"), a Company incorporated in the State of California. As consideration for the acquisition of Mainstream the Company issued 200,000 of its shares at a deemed value of US $2.26875 per share. The Company also agreed to employ the vendor for a period of two years at a salary of $90,000 per year. The acquisition costs of Mainstream have been included in Software Acquisition and Integration Costs (Note #3). These consolidated financial statements include the assets and liabilities of Mainstream as of May 31, 1998 and February 28, 1998 and the operations of Mainstream for the periods March 1, 1998 to May 31, 1998 and August 1, 1997 to February 28, 1998.

Veronex Technologies, Inc.
(Formerly International Veronex Resources Ltd.)
Notes to Financial Statements -Continued-
For May 31, 1998 and February 28, 1998
(In US Dollars)

NOTE #1 - Corporate History -Continued-
---------------------------------------

By agreement dated August 1, 1997, the Company acquired exclusive rights to software technology known as the Archidata System, ("Archidata"). As consideration for the acquisition of Archidata the Company issued 200,000 of its shares at a deemed value of US $2.26875 per share. The Company has also agreed to employ the vendor for a period of two years at a salary of $90,000 per year. The acquisition costs of the Archidata System have been included in Software Acquisition and Integration Costs (Note #3).

Effective December 4, 1997, the Company formally changed its name to Veronex Technologies, Inc.

As of May 31, 1998, the Company has signed four Strategic Alliance Agreements to license the I|Nova System. The terms of the agreements provide for license fees of between $2,000,000 and $2,500,000 to be paid out of the revenues generated by the use and/or sub-licensing of the I|Nova System by the Licensees to its clients. The Licensees are also required to share all gross revenues on a ratio of 65% to Veronex, and 35% to the Licensees, until Veronex receives the entire license fee. Thereafter, the revenues generated by the use and/or sub-licensing of the I|Nova System by the Licensees to its clients will be shared on a ratio of 65% of all gross revenues to the Licensees, and the remaining 35% of all gross revenues to Veronex. As of May 31, 1998, Veronex has recorded $2,000,000 of revenue under a Strategic Alliance Agreement with Agiss Software Corporation ("Agiss"). (See Note #13 - Contingencies and Commitments). This revenue has been included in accounts receivable of $2,021,000, and is secured by Agiss common stock.

During the past several years, the Company has been a party to a number of legal actions and appeals to court decisions, all arising out of an arbitration panel award (the Arbitration Award), that resulted in the transfer of the Company's interest in the Enim Oil Project in Indonesia to its former joint venture partner Triton Energy Corporation ("Triton"), and/or its affiliates. The Company fully provided for its interest in the Enim Project during the year ended February 28, 1995.

During the year ended February 28, 1997, the Company settled the lawsuits against its former attorneys and received a net cash payment of $5.2 million in complete settlement of all complaints and cross-complaints against these attorneys. As a result of a continuing action by Triton to enforce the remaining balance of its arbitration award claim against the Company for approximately $765,000 in connection with the Arbitration Award, $1.2 million of cash was lodged with the US District Court for the Central District of California pending a determination of Nordell's, (the Company's Subsidiary), obligation to pay the Arbitration Award. On May 16, 1997, the US District Court approved the application of these funds to retire the remaining Triton liability. Triton was paid and the remaining funds were returned to the Company on June 11, 1997.

Veronex Technologies, Inc.
(Formerly International Veronex Resources Ltd.)
Notes to Financial Statements -Continued-
For May 31, 1998 and February 28, 1998
(In US Dollars)

NOTE #2 - Significant Accounting Policies
-----------------------------------------

Basis of Presentation

     The Company is incorporated in the Province of British Columbia, Canada. These consolidated financial statements have been prepared in accordance with accounting principles and practices generally accepted in the United States. Application of Canadian's generally accepted accounting principles would not result in any material differences to the consolidated financial statements.

Principles of Consolidation

     These consolidated financial statements include the accounts of the Company, and its subsidiaries (all of which are wholly owned) which are listed below. Intercompany transactions and balances have been eliminated in consolidation.

          Align Energy, Inc.
          Bonaparte Resources, Ltd.
          High River Industries, Ltd.
          Mainstream Technologies Inc. ("Mainstream")
          Nordell International Resources Ltd. ("Nordell")
          PCS Acquisition Corp. ("PCS")
          Richport Resources Ltd. ("Richport")
          Veronex Resources, Inc.

Resource Properties

     Costs related to the acquisition of mineral properties are capitalized. Mineral exploration costs are expensed in the year incurred. If it is determined that a prospect contains economically recoverable reserves, all costs relating to that prospect for the current and subsequent years, including expenses net of revenues during the start-up phase, are capitalized until the prospect is capable of sustained operations at commercial production levels. These capitalized costs, together with property acquisition and ongoing development costs, are amortized on a unit-of-production method based on the estimated life of the ore reserves.

     Management reviews annually the carrying value of the interest in each property and, where necessary, properties are written down to fair market value.

Veronex Technologies, Inc.
(Formerly International Veronex Resources Ltd.)
Notes to Financial Statements -Continued-
For May 31, 1998 and February 28, 1998
(In US Dollars)

NOTE #2 - Significant Accounting Policies -Continued-
-----------------------------------------------------

Investments

     Investments are recorded at cost unless there is a decline in market value that is other than temporary.

Revenues Recognition

     The Company recognizes revenues in accordance with the American Institute of Certified Public Accountant Statement of Position 97-2 for software revenue recognition, which requires that license fee revenues are recognized upon evidence of a license agreement and delivery of software if there are no significant implementation or installation obligations, collection of the receivable is probable, the license fees are fixed or determinable and the product has been accepted by the customer.

Use of Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could subsequently differ from those estimates.

Financial Instruments

     Financial Instruments are classified in accordance with the substance of the contractual arrangement. Financial liabilities, which are defined as any contractual obligation to deliver cash or another financial asset to another party, are classified as a liability.

Currency Translation

     The Company uses the temporal method of currency translation, as applied to integrated international operations, for translating the company's Canadian operations from Canadian dollars to US dollars. Under this method, monetary assets and liabilities in foreign currencies have been converted at the exchange rate prevailing at the balance sheet date. Non-monetary assets, liabilities, and equity are translated at historical rates. Gains and losses on foreign exchange are included in income.

Veronex Technologies, Inc.
(Formerly International Veronex Resources Ltd.)
Notes to Financial Statements -Continued-
For May 31, 1998 and February 28, 1998
(In US Dollars)

NOTE #2 - Significant Accounting Policies -Continued-
-----------------------------------------------------

Earnings (Loss) Per Share

     Income (loss) per share computations are based on the weighted average number of shares outstanding during the year.

     In February 1997, SFAS No., 128, "Earnings Per Share" was issued effective for periods ending after December 15, 1997. There is no impact on the Company's financial statements from adoption of SFAS No., 128.

Depreciation Policy

     The Company provides for depreciation on furniture and equipment at between 20% and 30% on a declining balance basis. The Company is capitalizing all costs related to integrating the various components of its I|Nova software system as Software Acquisition and Integration Costs and will continue to do so until licensing sales reach commercial levels. Thereafter, all costs associated with the production and marketing of the company's software system will be charged to operations. Capitalized costs will be amortized based on current and future revenues for the product with an annual minimum amount equal to the straight-line amortization over the remaining estimated economic life of the product.

Cash Equivalents

     For purposes of reporting cash flows, the Company considers as cash equivalents all highly liquid investments with a maturity of three months or less at the time of purchase.

Concentration of Credit Risks

     Financial instruments which potentially subject the Company to concentrations of credit risk consist of cash. The Company maintains cash accounts at two financial institutions. At May 31, 1998, cash on deposit at these financial institutions exceeded federally insured amounts by approximately $1,900,000. At February 28, 1998, cash on deposit at these financial institutions exceeded federally insured amounts by approximately $2,400,000. The Company periodically evaluates the credit worthiness of financial institutions, and maintains cash accounts only in large high quality financial institutions, thereby minimizing exposure for deposits in excess of federally insured amounts.

Veronex Technologies, Inc.
(Formerly International Veronex Resources Ltd.)
Notes to Financial Statements -Continued-
For May 31, 1998 and February 28, 1998
(In US Dollars)

NOTE #3 - Software Acquisition and Integration Costs
----------------------------------------------------

Software acquisition and integration costs are capitalized when a product design and a working model of the software product have been completed, and the completeness of the working model and its consistency with the product design have been confirmed by testing. The costs to integrate products into the I|Nova System for an alternative future use are also capitalized. Software costs which are capitalized are amortized on a product by product basis, based on the anticipated future gross revenues compared to the gross revenues generated in the period being reported on.

                                                            May 31,     February 28,
                                                               1998             1998
                                                         ----------     ------------
  Costs to acquire the components:

   The I|Nova System                                     $   86,000     $     86,000

   The Archidata System                                     454,000          454,000

   The infrastructure (Maintream)                           409,000          409,000

       Costs to integrate the components:

       Personnel                                            895,000          663,000
       Office and related                                   355,000          191,000
                                                         ----------     ------------

          Total                                          $2,199,000     $  1,803,000
                                                         ==========     ============

NOTE #4 - Resource Properties & Related Deferred Costs
------------------------------------------------------

a. Details of mineral property are as follows:                                  1998
                                                                        ------------
     Mineral Property                                                   $     66,000
                                                                        ============

b.   Details of Oil Properties are as follows:

     Through an agreement with the Indonesian State Oil and Gas Company ("Pertamina"), the terms of which extended to October 28, 1996, the Company was granted an interest in certain oil and gas properties known as the Enim Oil Project on the Island of Sumatra, Indonesia.

Veronex Technologies, Inc.
(Formerly International Veronex Resources Ltd.)
Notes to Financial Statements -Continued-
For May 31, 1998 and February 28, 1998
(In US Dollars)

NOTE #4 - Resource Properties & Related Deferred Costs -Continued-
------------------------------------------------------------------

     By an agreement dated October 7, 1988, effective for the period October 1, 1988, the Company farmed out 60% of its interest in the Enim Oil Project to Triton Indonesia, Inc., ("Triton") and Triton Oil ("NZ") Limited. Under the terms of the Farmout Agreement, the Company was required, after Triton's investment of $24 million cash, to bear its participating share of costs and expenses.

     In November 1989, Triton claimed that its obligation to fund $24 million of cash contributions had been satisfied and that the Company would be responsible for bearing its share of future costs and expenses to maintain its 40% working interest in the Enim Oil Project. The Company disputed the operator's assertion regarding its cash obligation and other matters and demanded an arbitration hearing to resolve the dispute. While the arbitration proceedings were pending, certain additional information came to the Company's attention which caused the Company to refuse to make further cash payments commencing June 1990.

     On December 13, 1990, the Arbitration Panel rendered its decision on the dispute between the Company and Triton regarding the Enim Oil Project ("the Arbitration Award"). The Arbitration Award reduced the Company's interest in the Enim Oil Project, effective October 1, 1990, to a 5% net profits interest as defined, and awarded costs and expenses of approximately $931,000 to Triton. Payment of the awarded costs and expenses was due on January 31, 1991. The Company filed a motion before the US District Court to vacate the award. However, on February 27, 1992, the US District Court entered a final judgement in favor of Triton.

     Veronex and Nordell appealed the Arbitration Award to the United States Court of Appeals for the Ninth Circuit. On July 23, 1993, the United States Court of Appeals affirmed the Arbitration Award against the Company's subsidiary, Nordell International Resources, Ltd., reversed the Arbitration Award against the Company's Subsidiary, Nordell International Resources, Ltd., reversed the Arbitration Award against the Company and remanded certain issues to the U.S. District Court for further proceedings to determine if the Company had either consented to the arbitration panel determining its status as Nordell's alter ego or had acted, in fact, as Nordell's alter ego. On May 31, 1994, the US District Court ruled that the Company was not the alter ego of Nordell and, thus, the Company is not liable for the approximately $931,000 awarded against Nordell.

Veronex Technologies, Inc.
(Formerly International Veronex Resources Ltd.)
Notes to Financial Statements -Continued-
For May 31, 1998 and February 28, 1998
(In US Dollars)

NOTE #4 - Resource Properties & Related Deferred Costs -Continued-
------------------------------------------------------------------

     On May 3, 1996, the Ninth Circuit Court of Appeals issued an Order affirming the US District Court order of May 31, 1994, which found that the Company is not the alter ego of Nordell and that the Company is not bound by the Arbitration Award. However, Triton attempted to pursue its litigation against the Company in US District Court in Texas as noted below.

     On June 15, 1994, Triton filed a malicious and vindictive lawsuit against Veronex in Texas. The lawsuit sought to have Veronex held responsible for Nordell's performance under the Farmout Agreement pursuant to an alleged guarantee by Veronex and claims, among other things, that Veronex should be held liable for the Arbitration Award. The Company defended the lawsuit based on the findings in the May 31, 1994 Order of the US District Court in California which found that Veronex was not a party to the arbitration, was not an alter ego of Nordell and was not liable to pay for the Arbitration Award. On December 6, 1996, the US Court of Appeals for the Fifth Circuit issued an Order which specifically found that the document which Triton alleged to be a guarantee was not a guarantee.

     On February 21, 1997, the US District Court for the Northern District of Texas filed an Order of Stipulation of Voluntary Dismissal, dismissing without prejudice, Triton's lawsuit against the Company. Triton knowingly filed this lawsuit in Texas against the Company having already lost a lawsuit in California based on similar evidence and facts. Further, as noted below, Triton lost its lawsuit against a director of the Company.

     Triton commenced a separate lawsuit in Texas State Court, against a director of the Company to collect the Arbitration Award from that director. On August 9, 1995, the US District Court issued a judgement against the director. The judgement was appealed to the Fifth Circuit Court of Appeals.

     The Company agreed to fully indemnify the director against any losses incurred with respect to that action. On December 6, 1996, the Fifth Circuit Court of Appeals issued an Order reversing the judgement against the director, thereby relieving the director of any liability for the Arbitration Award.

     On August 22, 1997, Veronex, Nordell and David A. Hite, filed a malicious prosecution lawsuit against Triton et al. The outcome of this lawsuit is not determined at this time.

Veronex Technologies, Inc.
(Formerly International Veronex Resources Ltd.)
Notes to Financial Statements -Continued-
For May 31, 1998 and February 28, 1998
(In US Dollars)

NOTE #4 - Resource Properties & Related Deferred Costs -Continued-
------------------------------------------------------------------

     On June 24, 1992, the Company filed a malpractice lawsuit against its former attorneys seeking $100 million in damages. These law firms, which represented Nordell in the Arbitration proceeding, filed cross-complaints seeking payment of certain legal bills and expenses in the amount of approximately $360,000. These law firms entered into settlement agreements with the Company and subsequently dropped their cross-complaints against the Company for unpaid legal bills. The Company recorded the net proceeds from these settlement agreements as a gain of $5,200,000 during the year ended February 28, 1997.

     The malpractice litigation provided the Company with the opportunity to obtain certain documents from KPMG Peat Marwick (KPMG) relating to KPMG's resignation as Triton's independent auditors. Specifically, the Company was able to obtain a copy of KPMG's management letter dated October 14, 1991, which disclosed that KPMG had performed an independent inspection of the physical inventory in Indonesia in May 1991.

     The KPMG management letter disclosed that KPMG had discovered an inventory shortage of approximately $5.3 million, which existed in Indonesia as of May 31, 1991. Management believes that this $5.3 million of inventory shortage is a material amount in relation to the Arbitration Award, the arbitration calculations, Triton's revenues for fiscal 1991, and Triton's net income for fiscal 1991. Triton failed to disclose this material fact of the inventory shortage in its Form 10-K filed with the Securities and Exchange Commission. Triton also failed to inform the Arbitration Panel of this material fact. The fact is particularly relevant to the arbitration because the arbitration panel based its monetary calculations for the Arbitration Award on the KPMG report of September 30, 1990, which is in the same fiscal period as the inventory shortage discovered by KPMG. In management's view, the accounting rules and regulations, both in the accounting profession and in the Securities Act, pertaining to a difference between the inventory on the books and the actual physical inventory that can be verified by an independent inspection are well defined. In the opinion of management, the inventory shortage as of May 31, 1991 of $5.3 million is material to the Arbitration Award, material to Triton's gross revenues and Triton's net profits and should have been disclosed to the Arbitration Panel and in Triton's financial statements in its annual report of Form 10K.

Veronex Technologies, Inc.
(Formerly International Veronex Resources Ltd.)
Notes to Financial Statements -Continued-
For May 31, 1998 and February 28, 1998
(In US Dollars)

NOTE #4 - Resource Properties & Related Deferred Costs -Continued-
------------------------------------------------------------------

c.   US Securities and Exchange Commission Enforcement Action Against Triton

     The following information is extracted from a US Securities and Exchange Commission (SEC) Enforcement Section Release dated February 27, 1997.

     The SEC instituted administrative proceedings against David Gore, Robert Puetz, both former officers of Triton Energy Corporation ("Triton Energy"), and William McClure and Robert P. Murphy, both former officers of Triton Energy's subsidiary, Triton Indonesia, Inc., ("Triton Indonesia"). The SEC's Order finds that during the years 1989 and 1990, Triton Indonesia senior officers authorized numerous improper payments to Indonesia's government employees for the purpose of influencing their decisions affecting the business of Triton Indonesia. The SEC's Order finds that these payments were made in violation of the Foreign Corrupt Practices Act.

     The Order finds that Murphy, Triton Indonesia's controller, knowingly participated in creating and recording false entries in Triton Indonesia's books and records. According to the SEC's Order, McClure, Triton Indonesia's commercial manager, failed to assure that the entries prepared by Murphy accurately reflected the underlying transactions. The SEC's Order also finds that Gore, formerly Triton Energy's president and a director, and Puetz, formerly Triton Energy's senior vice president of finance and chief financial officer, each received information indicating that Triton Indonesia was engaged in conduct that was potentially unlawful, but took no action to initiate an investigation of the serious issues raised by Triton Energy's internal auditor.

     Without admitting to or denying the SEC's findings, the respondents consented to cease and desist from: causing any violation of Section 13 (b)
     (2) (A) of the Exchange Act (Gore, Puetz, Murphy and McClure); causing any violation of Section 30A of the Exchange Act (Gore and Puetz); and violating Exchange Act Rule 13b2-1 (McClure and Murphy).

     On February 27, 1997, the SEC filed a complaint in the United States District Court for the District of Columbia against Triton Energy, Keever and McAdoo, both former senior officers of Triton Indonesia. The SEC's complaint alleges that McAdoo and Keever authorized numerous improper payments to Roland Siouffi, Triton Indonesia's business agent acting as an intermediary between Triton Indonesia and Indonesian government agencies, knowingly or recklessly disregarding the high probability that Siouffi either had or would pass such payments along to Indonesian government employees for the purpose of influencing their

Veronex Technologies, Inc.
(Formerly International Veronex Resources Ltd.)
Notes to Financial Statements -Continued-
For May 31, 1998 and February 28, 1998
(In US Dollars)

NOTE #4 - Resource Properties & Related Deferred Costs -Continued-
------------------------------------------------------------------

     decisions affecting the business of Triton Indonesia. The complaint alleges that these payments were made in violation of the Foreign Corrupt Practices Act. According to the complaint, McAdoo and Keever together with other Triton Indonesian employees, also concealed these transactions as routine business expenditures. The SEC seeks permanent injunctions and civil monetary penalties from each of the three defendants.

     Simultaneous with the filing of the complaint, defendant Triton Energy consented, without admitting to or denying the allegations, to the entry of a Final Judgement that permanently enjoins it from violating the books and records and internal controls provisions of the Securities Act of 1934 (Exchange Act), and orders Triton Energy to pay a $300,000 penalty. Defendant Keever also consented, without admitting or denying the allegations, to the entry of a Final Judgement that permanently enjoins him from violating the foreign corrupt practices and books and records provisions of the Exchange Act, and orders Keevers to pay a $50,000 penalty.

     On August 22, 1997, Veronex, Nordell and David A. Hite filed a malicious prosecution lawsuit against Triton et al., in the Superior Court for California in Los Angeles, California, alleging, among other things, abuse of process, wrongful attachment, breach of fiduciary duty and fraud, the lawsuit seeks damages, punitive and exemplary damages, specific performance of the Arbitration Award and an accounting of the Enim Oil Project joint venture. This lawsuit has been removed to the US District Court, Central Division of California and is awaiting further instruction from the court. The outcome of this litigation cannot be predicted at this time.

d.   The Congress Property in British Columbia, Canada.

     The Company has sold its 50% interest in the Congress Gold Property to Yucca Gold, Inc., ("Yucca Gold"), in exchange for 3.4 million shares in Yucca Gold. All costs associated with the Congress Gold Property, have been written off in previous years. Yucca Gold is a private company whose shares have no market value. Accordingly no value has been assigned to this transaction. The Company will retain a 5% net smelter interest in the Congress Gold Property.

Veronex Technologies, Inc.
(Formerly International Veronex Resources Ltd.)
Notes to Financial Statements -Continued-
For May 31, 1998 and February 28, 1998
(In US Dollars)

NOTE #4 - Resource Properties & Related Deferred Costs -Continued-
------------------------------------------------------------------

e.   The Alexander Star Claims in California, USA

     (i) On July 12, 1995, the Company entered into an agreement to acquire a 100% interest in four placer mining claims, known as the Alexander Star Claims, in Avawatz Mining District, San Bernadino County, California, subject to a 4% net smelter return. The Company has issued 100,000 common shares at a value of $66,000 as consideration for the acquisition. The Company has the right to acquire one-half of the net smelter return, which is a 2% smelter return, for $500,000.

     (ii) On November 20, 1995, the Company entered into an Agreement with a group, including a director of the Company and others related to the director, to acquire a 50% interest in eight placer mining claims in the Avawatz Mining District, San Bernadino, California, subject to a 5% net smelter return. To earn this interest, the Company must expend $350,000 on exploration work by December 31, 1999.

     (iii) Also on November 20, 1995, the Company entered into an agreement with a group, including a director of the company and others relating to the director, to acquire a 25% interest in one placer mining claim in the Avawatz Mining District, San Bernadino County, California, subject to a 5% net smelter return. To earn this interest, the Company must expend $50,000 on exploration work by December 31, 1999.

     (iv) As of February 28, 1998, the Company has incurred $59,000 in exploration costs on these properties.

NOTE #5 - Investments
---------------------

                        Number of Shares        Amount           Market Value
                         1998     1997      1998      1997      1998      1997
                        ------   ------   -------   -------   -------   -------
Electronic Mortgage
  Bank Corporation      50,000   50,000   150,000   150,000   150,000   150,000
Semper Resources Ltd.    5,000              2,000               2,000
                        ------            -------   -------   -------   -------
  Totals                                  152,000   150,000   152,000   150,000
                                          =======   =======   =======   =======

Veronex Technologies, Inc.
(Formerly International Veronex Resources Ltd.)
Notes to Financial Statements -Continued-
For May 31, 1998 and February 28, 1998
(In US Dollars)

NOTE #6 - Depreciation
----------------------

The Company capitalized the purchase of equipment and fixtures for major purchases in excess of $1,000 per item. Capitalized amounts are depreciated over the useful life of the assets using the straight-line method of depreciation.

The assets, costs, lives, and accumulated depreciation at May 31, 1998, February 28, 1998 and February 28, 1997, are as follows:

                            May      February   February      Depreciation Expenses           Accumulated Depreciation
                            1998       1998       1997      May     February   February      May       February   February
                            Cost       Cost       Cost      1998      1998       1997        1998        1998       1997
                          --------   --------   --------   ------   --------   --------   ----------   --------   --------
Furniture, Fixture &
Computer Equipment        $126,000   $126,000   $101,000   $3,000     $6,000     $6,000   $  105,000   $102,000    $82,000
                          --------   --------   --------   ------   --------   --------   ----------   --------   --------
 Totals                   $126,000   $126,000   $101,000   $3,000     $6,000     $6,000   $  105,000   $102,000    $82,000
                          ========   ========   ========   ======   ========   ========   ==========   ========   ========

NOTE #7 - Accounts Payable
----------------------------------

                                                      May     February      May
                                                   31, 1998   28, 1998    31, 1997
                                                   --------   --------     --------
     Arbitration Award (see Notes #1 & #4)         $          $            $765,000
     Legal Fees                                                              50,000
     Accrued Management Salaries                    277,000    230,000       79,000
     Trade and Other                                354,000     77,000       14,000
                                                   --------   --------     --------
                                     Totals        $631,000   $307,000     $908,000
                                                   ========   ========     ========

NOTE #8 - Share Capital
----------------------------------

a.   The authorized share capital of the Company is 100,000,000 shares without par value.

     Number of shares (issued or allotted):                    May        February       May
                                                             31, 1998     28, 1998     31, 1997
                                                             --------     ----------   --------
     Balance - beginning of period                          $6,897,501   $5,355,001   $5,355,001
     Issued to the public
     Private Placements                                                     502,000
     Issued for exercise of stock options                       80,000      530,500
     Issued for software technology                                         300,000      100,000
     Issued for subsidiary company                                          200,000
     Issued as a finder fee                                                  10,000
                                                            ----------   ----------   ----------
                                     Totals                 $6,977,501   $6,897,501   $5,455,001
                                                            ==========   ==========   ==========

Veronex Technologies, Inc.
(Formerly International Veronex Resources Ltd.)
Notes to Financial Statements -Continued-
For May 31, 1998 and February 28, 1998
(In US Dollars)

NOTE #8 - Share Capital -Continued-
-----------------------------------

     During the year ended February 28, 1998, the Company:

     (i) Issued 502,000 shares at US $4.00 per share for net proceeds of US $1,614,800 (Cdn $2,284,984) by way of private placement

     (ii) Issued 530,500 shares at an average Cdn $0.70 for proceeds of Cdn $373,920 on the exercise of share purchase options

     During the three month period ended May 31, 1998, the Company:

     (i) Issued 80,000 shares or the exercise of options at an average price of Cdn $6.40 for total proceeds of Cdn $512,000.

b. Common share purchase options are outstanding; expiring at various dates to December 1, 2002 for $498,658 (1997-530,500) common shares at prices between Cdn $3.13 and Cdn $8.45 per share.

     Outstanding stock options as of May 31, 1998 and February 28, 1998:

                                                              May     February
                                                         31, 1998     28, 1998
                                                        ---------    ---------
Exercise price:
  Less than Cdn $6.00 per share                         $  38,658    $  93,658
  Between Cdn $6.00 and Cdn $8.00 per share               355,000      355,000
  Greater than Cdn $8.00 per share                         50,000       50,000
                                                        ---------    ---------
   Totals                                               $ 443,658    $ 498,658
                                                        =========    =========

                                                              May     February     February
                                                         31, 1998     28, 1998     28, 1997
                                                        ---------    ---------    ---------
Number of Options:
Outstanding - beginning of period at average price
 of Cdn $0.70 (1997-Cdn $.079; 1996-Cdn $.096)          $ 498,658    $ 530,500    $ 235,377
Granted during the period at an average price of
 Cdn $6.53 (1997-Cdn $.068; 1996-Cdn $0.65)                25,000      618,658      455,500
Exercised at an average price of Cdn $0.70
 (1997-Cdn $0.52)                                         (80,000)    (530,500)    (136,805)
Expired or canceled during the year at an average
 price of Cdn $6.58 (1997 - Cdn $1.10)                                (120,000)     (23,572)
                                                        ---------    ---------    ---------
  Totals                                                $ 443,658    $ 498,658    $ 530,500
                                                        =========    =========    =========

Veronex Technologies, Inc.
(Formerly International Veronex Resources Ltd.)
Notes to Financial Statements -Continued-
For May 31, 1998 and February 28, 1998
(In US Dollars)

NOTE #8 - Share Capital -Continued-
-----------------------------------

c. During the period ended May 31, 1998, and the year ended February 28, 1998, the Company:

     (i)   granted 25,000 options at $5.94

     (ii)  granted 618,658 (1997-455,500; 1996-83,247) options at exercise prices ranging from Cdn $3.13 to Cdn $8.45 per share, expiring between August 7, 2002 and November 13, 2002.

     (iii) amended the exercise price on Nil (1997 - 118,257; 1996 - 177,120) options

     (iv)  canceled 120,000 (1997 - 23,572; 1996 - 30,000) options

d. On September 12, 1997, the Company entered into a financing agreement with Robb, Peck McCooey Clearing Corp, ("Robb Peck"). The agreement allowed Robb, Peck and/or its clients to invest up to $15.4 million in Veronex. Veronex agreed to pay Robb, Peck certain fees and expenses. On November 7, 1997, as a result of the agreement, 502,000 shares were issued at a price of US$4.00 per share, for net proceeds of $1,614,000.

     Attached to the shares are 502,000 transferable share purchase warrants exercisable at a price of US $8.00 per share for a five year period commencing after the final closing of the offering These warrants may be redeemed by the Company at US $0.10 per warrant subject to certain conditions and approvals.

     In addition the Company has issued 100,400 placement agent's share purchase warrants exercisable at a price of US $4.00 per share for a five year period commencing after the final closing of the offering. On May 12, 1998, the Company cancelled the placement agent's warrants at the order of the British Columbia Securities Commission. The Company is currently seeking a Discretionary Order which would allow the Company to reissue these warrants. In the event the discretionary Order is not granted, it is the Company's intention to compensate the placement agent in an alternative manner for its services.

e. As mentioned in Note #1, 2,000,000 shares of the 12,000,000 shares to be issued contingent on revenue, for the acquisition of the I|Nova System have been allocated to the Company's 1997 Contingent Stock Option Plan. As of February 28, 1997, 1,315,000 of these contingent options have been allocated at an average exercisable price of Cdn $2.82 to personnel involved in the integration and marketing of the I|Nova System.

--------------------------------------------------------------------------------
Veronex Technologies, Inc.
(Formerly International Veronex Resources Ltd.)
Notes to Financial Statements -Continued-
For May 31, 1998 and February 28, 1998
(In US Dollars)

NOTE # 9 - Income Taxes
-----------------------

The Company has adopted the provisions of SFAS No., 109, "Accounting for Income Taxes". SFAS 109 requires recognition of deferred tax liabilities and assets for the expected future tax consequences of events that have been included in the financial statements or tax returns. Under this method, deferred tax liabilities and assets are determined based on the difference between the financial statement and tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse.

The Company has fully reserved the tax benefits of these operating losses because the likelihood of realization of the tax benefits cannot be determined.

Temporary differences between the time of reporting certain items for financial and tax reporting purposes consist primarily of compensation expense related to the issuance of stock options.

                                                    For the Period
                                                     March 1, 1998   Year Ended   Year Ended
                                                            to May     February     February
                                                          31, 1998     28, 1998     28, 1997
                                                    --------------   ----------  -----------
Tax at statutory rates                              $      570,000   ($  92,000) $ 2,307,000
Resource deductions claimed                                                       (2,357,000)
Net operating loss applied
Salary expense previously expensed for accounting
 purposes now claimed for income tax purposes                                       (568,000)
Losses recognized for income tax purposes           ($     570,000)      92,000      618,000
                                                    --------------   ----------  -----------
 Totals                                             $          NIL   $      NIL  $       NIL
                                                    ==============   ==========  ===========

No income taxes are currently payable. The Company and its Subsidiaries have approximately $18,500,000 of Canadian and foreign resource property expenditures and reported losses available to reduce taxable income in future years. Future tax benefits relating to these amounts have been eliminated by the application of a valuation allowance.

Income tax losses of the Company and its Subsidiaries, included above, expire as follows:

     2000       Cdn$   $  275,000
     2001                 929,000
     2002                 934,000
     2003                 614,000
     2004               1,315,000
                       ----------
     Total             $4,067,000
                       ==========

Veronex Technologies, Inc.
(Formerly International Veronex Resources Ltd.)
Notes to Financial Statements -Continued-
For May 31, 1998 and February 28, 1998
(In US Dollars)

NOTE #10 - Segmented Information
--------------------------------

During the year ended February 29, 1996, the Company entered into three agreements to acquire interests in 13 placer mining claims. All of the claims are located in the Avawatz Mining District, San Bernardino County, California, USA.

Prior to January 14, 1997, the Company's principal asset was its interest in the Enim Oil Project on the Island of Sumatra, Indonesia, which was fully provided for as of February 28, 1995, by a charge to operations (see Note #4).

During the year ended February 28, 1997, the Company entered into an agreement to acquire certain software technology ("the I|Nova System") as explained in Note #1.

During the year ended February 28, 1998, the Company entered into an agreement to acquire additional software technology ("the Archidata System"). In addition, during the year ended February 28, 1998, the Company entered into an agreement to acquire a software development company ("Mainstream Technologies, Inc."), both acquisitions are explained in Note #1. As of February 28, 1998, the Company's major business effort is directed toward the development and licensing of it software systems.

NOTE #11 - Related Party Transactions
-------------------------------------

a. During the year ended February 28, 1998, management and secretarial fees of $10,000 (1997- $18,000; 1996-$40,000) were paid to a Company controlled by a director of the Company.

b. During the year ended February 28, 1998, accounting fees of $2,000 (1997- $10,000; 1995-NIL) were paid to an officer of the Company.

c. Included in accounts payable is approximately $277,000 at May 31, 1998 and $230,000 at February 28, 1998, (1997 - $NIL), payable to an officer of the Company under the terms of an employment contract and for reimbursement of services. (See Note #13 - Contingencies and Commitments)

Veronex Technologies, Inc.
(Formerly International Veronex Resources Ltd.)
Notes to Financial Statements -Continued-
For May 31, 1998 and February 28, 1998
(In US Dollars)

NOTE #12 - Impact of Recently Issued Accounting Pronouncements
--------------------------------------------------------------

a. Statement of Financial Accounting Standards No., 121, "Accounting for Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of" (SFAS 121), was made effective for the period beginning after December 15, 1995. Under this standard, management of the Company must review the net carrying value of each mineral property for impairment whenever events or changes in circumstances indicate that the carrying value may not be recoverable.

     Since the Company has not yet completed a feasibility study with respect to its mineral property, information required to calculate the estimated future cash flows as required under SFAS 121, is not yet available. However, management reviews the carrying value of the property through its ongoing program of exploration for commercially viable mineral reserves.

b. The Company has elected to follow Accounting Principles Board Opinion No., 25, "Accounting for Stock Issued to Employees" (APB 225) and related interpretations in accounting for its stock options because, as discussed below, the alternative fair value accounting under SFAS 123, "Accounting for Stock-Based Compensation", requires the use of option valuation models that were not developed for use in valuing employee stock options. Under APB 25, because the exercise price of the Company's employee stock options equals that of the market price of the underlying stock at the date of grant, no compensation expense is recognized.

     The fair value for options granted during the year ended February 28, 1998, as estimated at the date of grant using a Black-Scholes option pricing model with the following assumptions for 1998:

     -    risk-free interest rates of between 5.42% and 5.93%
     -    dividend yield of 0%
     - volatility factors of the expected market price of the Company's stock of 80%
     -    an expected life of the option of one and one-half years

     Because the Company's stock options have characteristics significantly different from those of traded options, and because changes in the subjective inputs assumptions can materially affect the fair value estimate, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

Veronex Technologies, Inc.
(Formerly International Veronex Resources Ltd.)
Notes to Financial Statements -Continued-
For May 31, 1998 and February 28, 1998
(In US Dollars)

NOTE #12 - Impact of Recently Issued Accounting Pronouncements -Continued-
--------------------------------------------------------------------------

     For pro forma disclosure, the estimated fair value of the option is amortized to expense in the period the option is granted. For the year ended February 28, 1998, the Company's pro forma net loss and pro forma loss per share have been calculated to be $620,000 and $0.10, respectively. For the year ended February 28, 1997, the Company's pro forma net earnings and pro forma earnings per share were calculated to be $4,998,000 and $0.97, respectively. Pro forma fully diluted loss per share for the year ended February 28, 1998, has not been calculated as it would be anti-dilutive. Pro forma fully diluted earnings per share for the year ended February 28, 1997, was calculated to be $0.92.

c.   New Technical Pronouncements

     In February 1997, SFAS No., 129, "Disclosure of Information about Capital Structure" was issued effective for periods ending after December 15, 1997. The Company has adopted the disclosure provisions of SFAS No., 129 effective with the fiscal year ended February 28, 1998.

     In June 1997, SFAS No., 130, "Reporting Comprehensive Income" was issued effective for fiscal years beginning after December 31, 1997, with earlier application permitted. The Company has elected to adopt SFAS No., 130 effective with the fiscal year ended February 28, 1998. Adoption of SFAS No., 130 is not expected to have a material impact on the Company's financial statements.

     In June 1997, SFAS No., 131, "Disclosures about Segments of an Enterprise and Related Information" was issued effective for fiscal year beginning after December 31, 1997, with earlier application permitted. The Company has elected to adopt SFAS No., 131, effective with the fiscal years ended February 28, 1998. Adoption of SFAS No., 131 is not expected to have a material impact on the Company's financial statements.

NOTE #13 - Contingencies and Commitments
----------------------------------------

a. The Company has an employment contract with an officer and director for $350,000 per annum that extends to December 15, 2002.

b. The Company has employment contracts, including those referred to in Note #1, totaling $1,148,000 with personnel involved in the development, integration and marketing of the I|Nova System.

Veronex Technologies, Inc.
(Formerly International Veronex Resources Ltd.)
Notes to Financial Statements -Continued-
For May 31, 1998 and February 28, 1998
(In US Dollars)

NOTE #13 - Contingencies and Commitments -Continued-
----------------------------------------------------

c. The Company leases office facilities in Santa Ana, California under operating leases expiring in September 1999.

     Minimum future rental payments under the lease are:

Year Ending                  Amount
--------------------------   -------

     September 30, 1998      $18,480
     September 30, 1999       33,545
                             -------
          Total              $52,025
                             =======

     Other office facilities in California and Vancouver, Canada are rented on a month to month basis.

NOTE #14 - Subsequent Events
----------------------------

The Company has commenced litigation proceedings and become a party to arbitration proceedings against certain of its former employees. In the litigation, the Company has alleged, among other causes of action, that the party defendants misappropriated the Company's intellectual property. In such litigation, the Company was granted a temporary restraining order against the party defendants. Further, the Company believes that the issues raised in the arbitration proceedings are inextricably intertwined with the matters that are the subject of the litigation.


NOTE #15 - Risks and Uncertainties
----------------------------------

"Safe Harbor" statement under the Private Securities Litigation Reform Act of 1995: This report contains forward-looking statements relating to the expected capabilities of Veronex Technologies, Inc., (the "Company") discussed herein. Such forward-looking statements include expressions of belief, expectation, contemplation estimation and other expression not relating to historical facts and circumstances. These forward-looking statements are subject to numerous risks and uncertainties, including the risk that (i) other companies will develop products and services perceived to be superior to the present and proposed products and services of the company, (ii) the products and services may not be marketed effectively by the Company, and (iii) potential customers may find other products and services more suitable for the applications marketed by the Company, as well as other risks that may cause such statements not to prove accurate. Any projections or estimates herein may assume certain economic and industry conditions and parameters subject to change.

                    Management's Discussion and Analysis of
                    ---------------------------------------
                 Financial Condition and Results of Operations
                 ---------------------------------------------

General
-------

Veronex acquired, on January 14, 1997, the worldwide rights to an automated information management system and application manager technology (the "I|NOVA
System" which was formerly known as the "AIM System").   The corporate name
change to Veronex Technologies, Inc. reflects the Company's transition to the computer software industry. The Company's Common Stock is registered under the United States Securities Exchange Act of 1934, and its stock trades principally on the OTC Bulletin Board in the United States of America under the symbol "VXTK". The Company's Common Stock was formerly registered with and traded on the Vancouver Stock Exchange in Canada under its previous name, International Veronex Resources Ltd., under the symbol "IVX." The Company applied for a voluntary delisting from the Vancouver Stock Exchange, and the Company's common shares were voluntarily delisted from trading on the Vancouver Stock Exchange on July 4, 1997.

Founded in 1974 in the Province of British Columbia, Canada, Veronex is a Canadian company with operations in Canada and the United States of America. In 1978, Veronex began a long-term strategy to acquire and develop diversified natural resource properties. The acquisition of these natural resource opportunities was usually for a combination of cash and the issuance of new shares of common stock. Generally, the issuance of a portion of these new shares of common stock was contingent upon the discovery and successful production of the desired natural resource. The Company's normal business approach was to combine its own exploration and operational expertise with the financial strength of a major partner.

In 1988 the Company entered into a Farmout Agreement with Triton Indonesia, Inc., a wholly owned subsidiary of Triton Energy Corporation (collectively "Triton"). Unbeknown to the Company, Triton was being operated in a pattern of corrupt, illegal and fraudulent activities which resulted in the Company being cheated out of its interest in the Enim Oil Project. Since 1990, the Company was engaged in complex litigation with Triton and with the Company's former attorneys. The litigation essentially concluded in November 1996, with the exception of Veronex obtaining its 5% net profits interest earnings from Triton.

On January 14, 1997 the Company entered into a Property Purchase Agreement (the "Agreement") with Thomas J. Price, a software developer, to acquire certain software technology including, but not limited to, an information management application system, including a source program analyzer (collectively referred to as the "I|NOVA System"). The terms of the Agreement provide for Veronex to pay a fee of $20,000 and to issue up to 12,000,000 shares of Common Stock to acquire the I|NOVA System. Veronex issued 100,000 shares of its Common Stock and will issue the balance of the shares of common stock based on a contingent earn-out formula, contingent upon future revenues generated from licensing sales and maintenance contracts of the I|NOVA System. A finder's fee will be payable pursuant to the rules, policies and guidelines of the regulatory authorities.

Effective the same date, the Agreement was amended to reduce by 5,500,000 the number of shares of Common Stock to be issued based on a contingent earn-out formula. Of such reduction, 3,500,000 shares were reserved for contingent issuance to ProMax Conceptual Strategies ("ProMax"), a California corporation of which Mr. Price was the majority shareholder; the balance of the 2,000,000 contingent earn-out shares were allocated to the Company's 1997 Contingent Stock Option Plan, which shares are also to be issued on a contingent basis.
Effective as of January 14, 1997, the board of directors of ProMax approved an agreement to merge ProMax with and into PCS Acquisition Corp., a California corporation and wholly-owned subsidiary of the Company. Approval by the ProMax shareholders was obtained in August of 1997, and the merger documents were filed with the California Secretary of State's office in September of 1997.

Effective August 1, 1997, the Company acquired additional, complementary technologies through two additional transactions:
     (i) a Property Purchase Agreement with Terry G. Goodbody, a software developer; and

     (ii) a Stock Purchase Agreement with Thomas A. Speed, pursuant to which Mainstream Technologies, Inc., a California corporation owned by Mr. Speed, became a wholly-owned subsidiary of the Company.

As a result of these two transactions, the Company acquired additional software technology and expertise to assist in its efforts in furthering the development and marketing of the I|NOVA System and related software products, as is more fully explained below.

I|NOVA  SYSTEM  TECHNOLOGY
--------------------------

At the beginning of 1997, the Company redirected its business focus, becoming a computer software development and publishing company with a fully integrated business application engineering and re-engineering system, the I|NOVA System.

Veronex's goal is to be the leading software provider for business application systems for the New Millennium. Management believes that the I|NOVA System's unique features provide users of mainframe, mini and micro-computers with greater application programming flexibility and responsiveness than any other computer business application software currently available.

Computer systems worldwide are presently faced with a software crisis commonly referred to as the Year 2000 Problem or Y2k problem. The Y2k problem was created by computer software programmers attempting to save space in computer memory in the very early days of the information age. The date was expressed as six (6) digits for MM,DD,YY or 00-00-00 in stead of eight (8) digits for MM,DD,YYYY or 00-00-0000. Consequently, computers were programmed to always assume the century was 1900. The effect of this programming decision will be a complete disruption in all date sensitive computations in computer systems worldwide at century's end. When January 1, 2000 arrives and the YY rolls over to 00, computers will believe that the century date is 1900 instead of 2000. Medicare and Social Security retirement benefits are just two of the areas of date sensitive computations that will be affected by the Y2k problem.

The Y2k problem provides Veronex with a unique marketing opportunity for its I|Nova System because all business software systems worldwide will need to be repaired, re-engineered or replaced. Unlike other Y2k solutions, Veronex's I|NOVA System goes one step further - fully upgrading the business application system, providing an actual return on an investment made by a business to solve its Y2k problem. The Automated Information Management System (the "I|NOVA System") includes:

     (i) the I|Nova Approach Methodology, which details all steps necessary to create new systems using a data driven, re-engineering approach. Following this planned approach, DataBase Architectures, Data Warehouses, Application Systems Architectures and Network Architecture may be rapidly created and put into production in less than 60 days.

     (ii) the I|Nova DataCentric Analyzer, which was designed to solve COBOL-based legacy code problems, including Y2k. It automatically performs inventory, assessment, analysis, repair, revitalization (by source code reduction), conversion and testing of legacy source code at extremely high speed.

     (iii) the I|NOVA Rapid Application Development System, a "NoCode" application software development system (the "Rapid Application Development System") with a capability that takes the first step in software development beyond legacy source code problems, including Y2k. The Rapid Application

           Development System offers users the opportunity to create and migrate the enterprise to a new generation of codeless software technology.

     (iv) an I|Nova Application Manager (the "AppManager"), which has the capability to turn functional business applications into operational applications, on any platform from mainframe to PC.

The I|Nova System was assembled using a corporate acquisition strategy to achieve the mission of Veronex to become the software provider of choice for the new millennium. The first acquisition was in January 1997 of the DataCentric Analyzer (DCA) from Thomas J. Price, a software developer; of the Rapid Application Development System (RADS) and the Application Manager (AppManager) from ProMax Conceptual Strategies.

The Company then acquired the ArchiData methodology technology which is an ITAA Y2k certified compliant method for repairing the Y2k problem and designing DataBase Architectures, Data Warehouses, Application Systems Architectures and Network Architecture. This methodology technology was over 15 years in development and has been used as the basis for systems development and installation at many corporations.

At the same time, the Company acquired Mainstream Technologies, Inc. a proven software engineering and re-engineering firm with a complete software service, support, training and installation infrastructure. This complete software service, support, training and installation infrastructure technology has been in service for over 10 years and has proven successful.

Concurrent with these two acquisitions, the Company re-engineered its system analyzer and upgraded its capabilities to include Y2k analysis and repair. The unique features of the DataCentric Analyzer allow it to automatically perform inventory, assessment, analysis, repair, revitalization (by source code reduction), conversion and testing of legacy source code at extremely high speeds. The Company has applied for patents on the many unique features of the DataCentric Analyzer.

In summary, management believes that the I|NOVA System has several distinct advantages to users. The I|NOVA System provides (i) added value and a return on the investment required to repair the Y2k problem; (ii) updated business applications software technology; (iii) a return of control of the information system department to senior management; and, (iv) perhaps most importantly, substantial cost savings and more flexibility for the information system department by reducing program source code size and maintenance costs by up to 60%, by reducing the information system department size by up to 50%, and by reducing systems application development time by up to 50%. The cost savings expected to be provided by Veronex's technology should continue to provide a return on the investment necessary to fix the Y2k problem for years to come.

Effective February 1, 1998, the Company signed its first Strategic Alliance Agreement to License the I|Nova System to VentureTech 2000, Inc. The terms of the agreement provide for a license fee of $2,500,000 to be paid out of the revenues generated by the use and/or sub-licensing of the I|Nova System by VentureTech 2000 to its clients. VentureTech 2000 is also required to share all gross revenues on a ratio of 65% to Veronex and 35% to VentureTech 2000 until Veronex receives the entire $2,500,000 license fee, thereafter, the revenues generated by the use and/or sub-licensing of the I|Nova System by VentureTech 2000 to its clients will be shared on a ratio of 65% of all gross revenues to VentureTech 2000 and the remaining 35% to Veronex. Veronex has elected to treat this transaction as a non-revenue event until such time as there are actual revenues generated by VentureTech 2000 by the use and/or sub-licensing of the I|Nova System and these revenues are received by Veronex. The Company has elected to defer the revenue from this first Strategic Alliance until such time as VentureTech 2000 begins to make payments on the license fee. Accordingly, the Company will not commence to amortize the deferred development costs until that time.

The Company has completed three additional Strategic Alliance Agreements as of July 31, 1998. The terms of the agreements all call for a one time license fee and permit the Company to share in gross revenues generated from the use of the I|Nova System.

One agreement provides for the payment of the one time licensing fee to be guaranteed by a pledge of common stock. Accordingly, Veronex has recognized this transaction as revenue for the quarter ended May 31, 1998.

LIQUIDITY AND CAPITAL REQUIREMENTS
----------------------------------

Veronex's financial performance is dependent on many external factors which are not controllable by management nor predictable as to future fluctuations. Additionally, in the current period of worldwide economic uncertainty, the availability and cost of funds have become increasingly hard to project. Changes and new events in the social, monetary and economic marketplace could materially affect the financial performance of Veronex in the future.

As of May 31, 1998, the Company had working capital of $3,548,000. Further, the Company anticipates that it will have adequate cash for all of its planned operations for the next twelve months.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS
---------------------------------------------------------

"Safe Harbor" statement under the Private Securities Litigation Reform Act of 1995: Certain statements in this report, including statements of the Company and management's expectations, intentions, plans, and beliefs, including those contained in or implied by "Managements Discussion and Analysis of Financial Condition and Results of Operations" and the Notes to Consolidate Financial Statements, contain forward-looking statements relating to the expected capabilities of the Company, as defined in Section 21D of the Securities Exchange Act of 1934, that are dependent on certain events, risks, and uncertainties that are outside the Company's and/or management's control. Such forward-looking statements include expressions of belief, expectation, contemplation, estimation and other expressions not relating to historical facts and circumstances. These forward-looking statements are subject to numerous risks and uncertainties, including the risk that (i) other companies will develop products and services perceived to be superior than the present and proposed products and services of the Company; (ii) the products and services may not be marketed effectively by the Company; (iii) potential customers may find other products and services more suitable for the applications marketed by the Company; (iv) the future outcome of regulatory and litigation matters are not determinable; (v) the assumptions described in this report underlying such forward-looking statements as well as other risks that may cause such statements not to prove accurate. Any projections or estimates herein made assume certain economic and industry conditions and parameters subject to change. Any opinions and/or projections expressed herein are solely those of Veronex Technologies, Inc. and are subject to change without notice. Any projections or estimates herein made assume certain economic and industry conditions and parameters
subject to change.   Actual results and developments could differ materially
from those expressed in or implied by such statements due to a number of factors including those described in the context of such forward-looking statements.

RESULTS OF THE THREE MONTHS ENDED MAY 31, 1998 COMPARED TO THE THREE MONTHS
---------------------------------------------------------------------------
ENDED MAY 31, 1997
------------------

Veronex reported net income of $1,249,000 ($0.18 per share) for the three months ended May 31, 1998 compared to a net loss of $70,000 ($0.01 per share) for the three months ended May 31, 1997.

During the three months ended May 31, 1998, the company recorded revenue of $2,083,000 from the licensing and maintenance of its software products. $2,000,000 of this revenue was earned from the licensing of the I|Nova System. Offsetting this revenue is $239,000 in software marketing costs and $2,000 in amortization of costs previously capitalized as software acquisition and integration costs. No software related income and costs were recorded during the three months ended May 31, 1997.

The increase of $510,000 in operating and administration costs was a result of several factors. Professional fees increased by $221,000 primarily as a result of legal fees associated with the arbitration and litigation proceedings against certain former employees. Shareholder relations costs increased by $171,000 primarily as a result of disseminating corporate information to shareholders and potential investors. Office and travel costs increased by $73,000 and $38,000, respectively, reflecting the significantly increased infrastructure required to market the company's I|Nova System.

During the three months ended May 31, 1998, the company incurred $3,000 in expenditures on its California gold properties. No expenditures were incurred during the three months ended May 31, 1997, however, the company reallocated as software acquisition and integration costs $5,000 recorded as exploration costs during the year ended February 28, 1997.

Other changes to the various elements of the Statements of Income (Loss) were a decrease in interest income of $6,000 due to lower cash and investment balances and a decrease of $3,000 in net interest expense.

RESULTS OF THE THREE MONTHS ENDED MAY 31, 1997 COMPARED
-------------------------------------------------------
TO THE THREE MONTHS ENDED MAY 31, 1996
--------------------------------------

Veronex reported net losses of $70,000 ($0.01 per share) and $214,000 ($0.04 per share) for the three months ended May 31, 1997 and 1996, respectively.

During the three months ended May 31, 1997, the company reallocated as software acquisition and integration costs $5,000 recorded as exploration costs during the year ended February 28, 1997. No exploration costs were incurred during the three months ended May 31, 1997. During the three months ended May 31, 1996, the company incurred $6,000 in exploration costs on its California gold properties.

The loss of $10,000 from investing activities during the three months ended May 31, 1996 was a result of a write-down of the company's American Exploration Drilling Program.

The company earned $34,000 in interest income during the three months ended May 31, 1997 as a result of funds generated by the settlement of malpractice lawsuits against its former attorneys.

Other changes to the various elements of the Statements of Loss were a decrease of $82,000 in administration expenses principally as a result of capitalizing a portion of these expenses as software acquisition and integration costs and a decrease of $7,000 in net interest expense resulting from the retirement of an interest-bearing liability to a related company.

RESULTS OF FISCAL 1998 COMPARED TO FISCAL 1997
----------------------------------------------

Veronex reported a net loss of $1,151,000 ($0.19 per share) for the fiscal year ended February 28, 1998 and a net income of $5,140,000 ($0.99 per share) for the fiscal year ended February 28, 1997, on revenues of $294,000 and $132,000, respectively.

Revenues of $294,000 for the fiscal year ended February 28, 1998 were generated from licensing fees and support of the Company's software products.

During the fiscal year ended February 28, 1997, the Company recorded a gain of $5,200,000 as a result of a malpractice lawsuit settlement with the firms of attorneys which represented the Company during the Arbitration proceedings in 1990. During the fiscal year ended February 28, 1997, the Company recorded $132,000 of prior years' net profits on the Enim Oil Project. Previously, the Company had not been accruing Enim Oil Project earnings. In addition, during the fiscal year ended February 28, 1997, the Company recorded a gain of $38,000 on the 1995 sale, by forfeiture, of its net profits interest in the Enim Oil Project. No such income and gain was recorded during the fiscal year ended February 28, 1998.

During the fiscal year ended February 28, 1998, the Company recovered $1,000 in exploration expense on its California gold properties due to a reclassification of expenditures. The Company incurred $59,000 in exploration expenses during the fiscal year ended February 28, 1997. The Company earned $98,000 in interest during the fiscal year ended February 28, 1998 as a result of investing the funds generated by the settlement of malpractice lawsuits against its former attorneys and by a private placement of the Company's common shares.

The loss of $10,000 from investing activities during the fiscal year ended February 28, 1998 was a result of a write-down of the Company's American Exploration Drilling Program.

Other changes to the various elements of the Statements of Operations were an increase of $691,000 in administration expenses as a result of the write-off during the fiscal year ended February 28, 1997, of accrued legal costs and expanded operations in fiscal 1998. A portion of administration expense incurred during the fiscal year ended February 28, 1998 has been capitalized as software integration costs. Additionally, the Company incurred $669,000 of software marketing costs related to the sales efforts on the I|Nova

System. The decrease of $22,000 in interest expense resulted from the payment in full of the arbitration award and the increase of $63,000 in interest income resulted from the increase in the company's cash balances.

YEAR 2000 CONSIDERATIONS
------------------------

Veronex is in the computer software business and the I|Nova System offers a Y2k solution which management believes to be the best Y2k solution available at this time. All of the Company's internally developed products have been designed and tested to be year 2000 compliant. The Company has established a formal program to address potential year 2000 compliance issues relating to its (i) internal operating systems, (ii) products, and (iii) distributors, resellers and vendors. The Company has completed an assessment of all of its internal operating systems which operate on personal computers and were just completely updated in 1997. The Company plans to update its internal operating systems again in 1998 or 1999 and anticipates that these systems will be year 2000 compliant. The cost of the Company's year 2000 compliance program has not had and is not expected to have a material adverse effect on the Company's results of operations or liquidity. However, there can be no assurance that the Company will not experience material adverse consequences in the event that the Company's year 2000 compliance program is not successful or its distributors, resellers or vendors are unable to resolve their year 2000 compliance issues in a timely manner.

IMPACT OF INFLATION AND CURRENCY FLUCTUATIONS
---------------------------------------------

Inflation may affect the operations of Veronex by its effect on the prices of goods, services and personnel. Veronex's current operations span two countries:
Canada and the United States of America. The strength or weakness of the Canadian dollar versus the United States dollar could affect the long-term value and/or operations and planning of the Company.

                                   SIGNATURES
                                   ----------


Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                        /s/ THOMAS J. PRICE
Date:  August 14, 1998              By: ___________________________
                                        Thomas J. Price, President


                                        /s/ PEGGY MARTIN
Date:  August 14, 1998              By: ___________________________
                                        Peggy Martin, Secretary